

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 3, 2015

Israel Yaniv
Chief Executive Officer
Alon Blue Square Israel Ltd.
Europark Yakum, France Building
Yakum 6097200, Israel

      Re: **Alon Blue Square Israel Ltd.**
             Form 20-F for the Fiscal Year Ended December 31, 2014
             Filed April 30, 2015
             File No. 1-14426

Dear Mr. Yaniv:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ William H. Thompson

                                     William H. Thompson
                                     Accounting Branch Chief
                                     Office of Consumer Products

cc: Yehuda van der Walde, Chief Financial Officer
     Eli Levinson-Sela, General Counsel
     Perry Wildes, Adv